FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: Syngenta fortifies US market position with LEXAR corn herbicide

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland
Telephone: Fax:	+41 61 323 23 23 +41 61 323 24 24
www.syngenta.com

Media Release

Syngenta fortifies US market position with LEXAR™ corn herbicide

Basel, Switzerland, 16 August 2004

Syngenta announced today the introduction of a new corn herbicide, LEXAR™, in the USA. LEXAR™ delivers superior season-long, pre-emergence weed control. The product will be available for the 2005 season and is specifically designed for the needs of growers in the central and southern corn-growing regions of the USA.

With its recent registration by the US Environment Protection Agency (EPA), LEXAR™ is approved for use on all field corn varieties. LEXAR™ is a new herbicide in the CALLISTO® range, a product family with sales of $243 million in the first six months of 2004.

“LEXAR™ is a powerful product that provides broad-spectrum weed control with a single application,” said John Atkin, Chief Operating Officer of Syngenta Crop Protection. “LEXAR™ targets soil conditions and problem weeds specific to the central and southern US corn-growing areas. It will complement LUMAX® herbicide, which is designed for the northern geography. Enlarging our successful CALLISTO® range will allow us to further build on our market leading position in US corn.” Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2003 were approximately $6.6 billion. Syngenta employs some 19, 000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media Enquiries:	Switzerland:	Markus Payer	Tel: +41 (61) 323 2323
	USA:	Sarah Hull	Tel: +1 (202) 347 8348
Analysts/Investors:	Switzerland:	Jonathan Seabrook	Tel: +41 (61) 323 7502
		Jennifer Gough	Tel: +41 (61) 323 5059
	USA:	Rhonda Chiger	Tel: +1 (917) 322 2569

Cautionary Statement Regarding Forward-Looking Statements

This document contains forwarding-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta’s publicly available filings the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issues, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta, AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on i n a connection with, any contract therefore.

Syngenta – 16 August 2004 / Page 1 of 1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	August 16, 2004	By:	/s/ Peter Schreiner

			Name:	Peter Schreiner
			Title:	Authorized Signatory

		By:	/s/ Eva Catillon

			Name:	Eva Catillon
			Title:	Authorized Signatory